UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Approval of Deputy Officer for Governance and Compliance Post

Rio de Janeiro, June 13, 2017 - Petróleo Brasileiro S.A. – Petrobras reports that its Board of Directors approved, in a meeting held yesterday, the creation of the non-statutory position of Deputy Officer for Governance and Compliance.
The measure is yet another step forward in the company’s governance system, considering that the Deputy Officer will concentrate the focus of activities on internal actions, particularly those related to demands from internal controls and corporate governance, as well as prevention and investigation.

The creation of the new position seeks to expedite internal processes due to the high burden of duties pertaining to external bodies to the company, which have placed sizable demands on the Executive Office for Governance and Compliance
(DGC).

The Office of Governance and Compliance maintains its statutory rights and responsibilities as described in normative acts, and the rules for the election of the Officer remain unaltered, as do the definition of its mandate, direct report to the Board, power of veto over decisions by the Executive Board and its removal.

The new position is temporary, initially through 12/31/2019, when an evaluation will be carried out on the need to extend the post for two more years, which may be successively renewed for an equal period based on the estimated volume of demands.

The Deputy Officer’s main duties include: (i) participate in Executive Board meetings as a permanent guest, with the right to speak but not to vote; (ii)
ensure the deployment of the reporting channel and the report of identified breaches and results thereof; (iii) ensure the efficiency of processes related to the Integrity System; (iv) manage the Corrections Committee and Coordinate the DGC’s Statutory Technical Committee.

For this new position of Deputy Officer for Governance and Compliance, the
current Executive Manager of Accounting and Tax Paulo José Alves was nominated.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: June 13, 2017.	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer